Exhibit 21.1

Subsidiaries of Xtend AI Robotics, Inc.

Subsidiary	Jurisdiction of Incorporation
XTEND Reality Expansion Ltd.	Israel
JFB Construction Holdings	Nevada
JFB Construction & Development Inc.	Florida
Xtend Systems Ltd. (f/k/a Project X Flight Ltd. and Xtend Defense Ltd.)	Israel
Project Z Aviation Technologies Ltd. (f/k/a Immerse Ltd.)	Israel
Anywhere Software Ltd. (f/k/a Telepresence Ltd.)	Israel
Xtend Reality Inc.	Delaware
MKM Holdings PTE. LTD.	Singapore
Performance Rotors Pte. Ltd.	Singapore
Performance Rotors Sdn. Bhd.	Malaysia
Atlas Aerospace SIA	Latvia
Atlas UAV Ltd.	England and Wales